

Mail Stop 3561

February 12, 2018

<u>Via E-mail</u>
James Watt
President
BrewDog USA Inc.
96 Gender Rd
Canal Winchester, OH 43110

> **Re:** **BrewDog USA Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 24, 2018**
> **File No. 024-10793**

Dear Mr. Watt:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on your Form 1-SA filed September 29, 2017, it appears that your previous Regulation A offering closed on July 28, 2017. Please reduce this offering by the aggregate amount sold in the prior 12 month period, or advise. See Rule 251(a) of Regulation A and General Instruction I to Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Kendall Almerico, Esq.
    DiMuroGinsberg, P.C.